Exhibit 99.1

ELAN CORPORATION, PLC AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On February 6, 2013, Elan Corporation, plc announced that it and certain of its subsidiaries had entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Biogen Idec International Ltd. (“Biogen International”), an affiliate of Biogen Idec, Inc., pursuant to which we agreed to transfer to Biogen International all of our interest in the intellectual property and other assets related to the development, manufacturing and commercialization of Tysabri and other products licensed under our existing collaboration agreement to Biogen Idec, Inc. and its affiliates (we refer to this transaction as the “Tysabri Transaction”).  Upon the closing of the Tysabri Transaction, our existing collaboration agreement will terminate and Biogen International will have sole authority over and exclusive worldwide rights to the development, manufacturing and commercialization of Tysabri.  Under the terms of the Asset Purchase Agreement, Biogen International will make a payment of $3.25 billion to us at closing and we will receive royalties on global net sales of Tysabri.  During the first 12 months following the closing, we will receive a royalty of 12% on all global net sales of Tysabri.  Thereafter, we will receive a royalty of 18% on annual global net sales of Tysabri up to and including $2.0 billion and a royalty of 25% on annual global net sales above $2 billion.    For additional information regarding the Tysabri Transaction, please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”), filed with the Securities and Exchange Commission on February 12, 2013.

On March 8, 2013, we provided an update on the Tysabri Transaction. The two material closing conditions in connection with the Tysabri Transaction are the review process under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”) in the United States and the review by the Spanish Competition Authority in Europe. The waiting period for the U.S. antitrust review under HSR expired on March 8, 2013. This followed the clearance on March 6, 2013, of the Tysabri Transaction by the Spanish Competition Authority. Consequently, in accordance with the terms of the Asset Purchase Agreement, closing is expected to occur in the coming weeks.

On January 31, 2013, we announced that we had agreed to sell 7.75 million ordinary shares of Alkermes plc, constituting our entire remaining equity interest in Alkermes plc (we refer to this transaction as the “Alkermes Shares Transaction”).  Upon the closing of the Alkermes Shares Transaction, which occurred on February 6, 2013, we received net sale proceeds of $169.7 million. For additional information regarding the Alkermes Shares Transaction, please refer to our Annual Report.

On March 8, 2013, we announced details of our proposed $1.0 billion share repurchase program (“Share Repurchase”) to be implemented following the close of the Tysabri Transaction. The Share Repurchase will be effected through a tender offer, to be commenced on March 11, 2013, by way of a “Dutch Auction”. The price range will be $11.25 to $13.00. Pursuant to the tender offer, we will purchase tendered shares at the lowest price possible that will enable us to purchase up to the aggregate repurchase amount of $1.0 billion. All shares purchased in the tender offer will be purchased at the same price, even if the shareholder tendered at a lower price.  In the event that the Share Repurchase is over-subscribed, we will purchase less than all of the shares that are tendered at or below the purchase price on a pro rata basis.  Both American Depositary Shareholders and Ordinary shareholders will be able to participate in the Share Repurchase.

In October 2012, we completed the offering of $600.0 million of the 6.25% Senior Fixed Rate Notes due 2019 (the “6.25% Notes”) pursuant to an Indenture, dated as of October 1, 2012, among Elan Finance public limited company, Elan Finance Corp., Elan Corporation, plc, the Subsidiary Note Guarantors party thereto, BNY Mellon Corporate Trustee Services Limited, as Trustee (the “Trustee”), and the Bank of New York Mellon, as Registrar and Paying Agent (the “Indenture”).  Pursuant to the Indenture, we are subject to certain covenants that restrict or prohibit our ability to engage in or enter into a variety of transactions, including the consummation of the Share Repurchase.  Prior to the consummation of the Share Repurchase, we intend to redeem all of our outstanding 6.25% Notes and legally satisfy and discharge the Indenture by, among other things, irrevocably depositing with the Trustee, in trust for the benefit of the holders of the 6.25% Notes, an amount sufficient to pay the principal, premium and interest on the 6.25% Notes on the redemption date, in each case in accordance with the terms of the Indenture (the “Debt Redemption”).

The following unaudited pro forma condensed consolidated income statement for the year ended December 31, 2012 has been prepared to illustrate the effects of the Tysabri Transaction, the Debt Redemption and the Share Repurchase, as if they had occurred on January 1, 2012.  The following unaudited pro forma condensed consolidated balance sheet at December 31, 2012 has been prepared to illustrate the effects of the Tysabri Transaction, the Alkermes Shares Transaction, the Debt Redemption and the Share Repurchase, as if they had occurred on December 31, 2012.

The unaudited pro forma condensed consolidated financial information reflects pro forma adjustments that are described in the accompanying notes and are based on currently available information and certain assumptions we believe are reasonable.  Except as disclosed in the accompanying notes, no adjustments have been made to take account of the trading or other transactions of Elan Corporation, plc and its subsidiaries since December 31, 2012.  The unaudited pro forma condensed consolidated financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes thereto and the information included in “Operating and Financial Review and Prospects” in our Annual Report.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and should not be considered indicative of our actual results of operations or financial condition had the Tysabri Transaction, the Alkermes Shares Transaction, the Debt Redemption or the Share Repurchase been completed on the dates indicated above, and do not purport to be indicative of our results of operations or financial condition for any future period.

Unaudited Pro Forma Condensed Consolidated Income Statement for the year ended December 31, 2012

	Actual	Pro Forma Adjustments for Tysabri Transaction		Pro Forma Adjustments for Debt Redemption		Pro Forma Consolidated Income Statement
	(in millions, except per share data)
Continuing Operations(1):
Revenue	$0.2	$195.7	(2)(A)(i)	—		$195.9
Cost of sales	0.2	—		—		0.2
Gross margin	—	195.7		—		195.7

Selling, general and administrative expenses	113.6	—		—		113.6
Research and development expenses	95.0	—		—		95.0
Other net charges	168.9	—		—		168.9

Total operating expenses	$377.5	$—		$—		$377.5

Operating (loss)/income	(377.5)	195.7		—		(181.8)

Net interest expense	56.6	—		(55.0)	(2)(D)(i)	1.6
Net loss on equity method investments	221.8	—		—		221.8
Net charge on debt retirement	76.1	—		—		76.1
Net investment losses	1.2	—		—		1.2
Net interest and investment losses	355.7	—		(55.0)		300.7
Net (loss)/income before income taxes	(733.2)	195.7		55.0		(482.5)
(Benefit from)/provision for income taxes	(360.5)	328.7	(2)(A)(ii)	6.9	(2)(D)(ii)	(24.9)
Net loss for the year – continuing operations	$(372.7)	$(133.0)		$48.1		$(457.6)

Basic and diluted net loss per share – continuing operations	$(0.63)					$(0.89	)(3)

Unaudited Pro Forma Condensed Consolidated Balance Sheet at December 31, 2012

	Actual	Pro Forma Adjustments for Tysabri Transaction		Pro Forma Adjustments for Alkermes Shares Transaction		Pro Forma Adjustments for Debt Redemption		Pro Forma Adjustments for Share Repurchase		Pro Forma Consolidated Balance Sheet
	(in millions)

Current Assets:
Cash and cash equivalents	431.3	3,234.9	(2)(A)(iii)	169.7	(2)(B)(i)	(729.7)	(2)(D)(iii)	(1,005.0)	(2)(C)(i)	2,101.2
Restricted cash - current	2.6	—		—		—		—		2.6
Assets held for sale(1)	220.1	(220.1)	(2)(A)(iii)	—		—		—		—
Accounts receivable	193.5	—		—		—		—		193.5
Investment securities - current	167.9	—		(143.5)	(2)(B)(ii)	—		—		24.4
Inventory	—	—		—		—		—		—
Deferred tax assets - current	380.9	(370.9)	(2)(A)(iv)	—		—		—		10.0
Prepaid and other current assets	13.2	—		—		—		—		13.2
Total Current Assets	$1,409.5	$2,643.9		$26.2		$(729.7)		$(1,005.0)		$2,344.9

Non-Current Assets:
Goodwill and other intangible assets, net	$12.7	—		$—		$—		$—		$12.7
Property, plant and equipment, net	99.0	—		—		—		—		99.0
Equity method investments	14.0	—		—		—		—		14.0
Investment securities – non-current	8.6	—		—		—		—		8.6
Restricted cash – non-current	13.7	—		—		—		—		13.7
Deferred tax assets – non-current	64.6	(57.1)	(2)(A)(iv)	—		—		—		7.5
Other non-current assets	18.1	—		—		(11.8)	(2)(D)(iii)	—		6.3
Total Non-Current Assets	$230.7	$(57.1)		$—		$(11.8)		$—		$161.8

Total Assets	$1,640.2	$2,586.8		$26.2		$(741.5)		$(1,005.0)		$2,506.7

Current Liabilities:
Accounts payable	45.6	—		—		—		—		45.6
Accrued and other current liabilities	314.1	30.0	(2)(A)(iv)	—		(9.3)	(2)(D)(iii)	—		334.8
Total Current Liabilities	$359.7	$30.0		$—		$(9.3)		$—		$380.4

Non-Current Liabilities:
Long-term debt	600.0	—		—		(600.0)	(2)(D)(iii)	—		—
Other liabilities	62.3	—		—		—		—		62.3
Total Non-Current Liabilities	$662.3	$—		$—		$(600.0)		$—		$62.3

Total Liabilities	$1,022.0	$30.0		$—		$(609.3)		$—		$442.7

Shareholders’ Equity:
Ordinary shares	36.5	—		—		—		(5.0)	(2)(C)(i)	31.5
Additional paid-in capital	352.4	42.0	(2)(A)(iv)	—		—		—		394.4
Accumulated surplus/(deficit)	273.9	2,514.8	(2)(A)(v)	43.2	(2)(B)(ii)	(132.2)	(2)(D)(iii)	(1,000.0)	(2)(C)(i)	1,699.7
Accumulated other comprehensive loss	(44.6)	—		(17.0)	(2)(B)(ii)	—		—		(61.6)
Total shareholders’ equity	$618.2	$2,556.8		$26.2		$(132.2)		$(1,005.0)		$2,064.0
Total liabilities and shareholders’ equity	$1,640.2	$2,586.8		$26.2		$(741.5)		$(1,005.0)		$2.506.7

____________
Notes:

(1)
As a result of our decision to dispose of the Tysabri intellectual property and related assets, the results of Tysabri for the year ended December 31, 2012 are presented as a discontinued operation in our audited Consolidated Statement of Operations for the year ended December 31, 2012, and the comparative amounts for prior periods were restated to reflect this classification.  The assets of the Tysabri business are presented as held for sale in our audited Consolidated Balance Sheet as of December 31, 2012.

Following the separation of a substantial portion of our drug discovery business platform (the “Prothena Business”) into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”), the financial results of the Prothena Business for the period from January 1, 2012 to December 20, 2012, the effective date of the separation, are presented as a discontinued operation in our audited Consolidated Statement of Operations for the year ended December 31, 2012, and the comparative amounts for prior periods were restated to reflect this classification.

The results of our former Elan Drug Technologies business, which was divested in September 2011, were presented as a discontinued operation in our audited Consolidated Statement of Operations for the year ended December 31, 2012, and the comparative amounts for prior periods were restated to reflect this classification.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2012, does not include the results of discontinued operations.

(2)	The pro forma adjustments are as follows:

	(A)	Tysabri Transaction:
(i)
The adjustment of $195.7 million to revenue reflects the royalties that would have been payable to us by Biogen International for the year ended December 31, 2012, on the assumption that the Tysabri Transaction had closed on January 1, 2012.  Under the terms of the Tysabri Transaction, we will earn a royalty of 12% on global net sales of Tysabri during the first 12 months following the closing of the Tysabri Transaction. The global net in-market sales of Tysabri for the year ended December 31, 2012, were $1,631.1 million.

(ii)
The adjustment to (benefit from)/provision for income taxes of $328.7 million is comprised of the allocation of a $304.2 million non-recurring tax credit (which was included in the Consolidated Statement of Operations for the year ended December 31, 2012) primarily related to the recognition of a deferred tax asset expected to be utilized in relation to the expected gain from the disposal of the Tysabri business upon the closing of the Tysabri Transaction, and a $24.5 million income tax expense, reflecting the tax effect of the pro forma income statement adjustment for Tysabri royalty revenue ($195.7 million), calculated at the Irish statutory tax rate of 12.5%.

(iii)
The adjustment to cash and cash equivalents reflects the receipt of the $3.25 billion payment to be made by Biogen International upon the closing of the Tysabri Transaction, plus $24.9 million relating to inventory that is expected to be transferred to Biogen International upon closing of the Tysabri Transaction (estimated based on the carrying amount of Tysabri inventory included in held for sale assets as of December 31, 2012), less estimated transaction costs of $40.0 million.  The adjustment to assets held for sale of $220.1 million reflects the disposal of the Tysabri assets, including inventory with a carrying value of $24.9 million as of December 31, 2012, upon the closing of the Tysabri Transaction.

(iv)
The adjustments to deferred tax assets ($370.9 million current; $57.1 million non-current) reflect the expected utilization of deferred tax assets in relation to the expected gain from the disposal of the Tysabri business upon the closing of the Tysabri Transaction.  The adjustment to accrued and other current liabilities of $30.0 million reflects the estimated income tax payable in respect of the expected gain on disposal of the Tysabri business.  The adjustment of $42.0 million to additional paid-in capital reflects the recognition of a credit, in connection with the Tysabri Transaction, relating to tax windfalls associated with equity awards for which we had recorded no income statement expense.

(v)
The adjustment to accumulated surplus reflects the estimated gain of $2,514.8 million (comprised of the $3.25 billion payment to be made by Biogen International upon the closing of the Tysabri Transaction, plus $24.9 million relating to inventory that is expected to be transferred to Biogen International upon closing of the Tysabri Transaction (estimated based on the carrying amount of Tysabri inventory included in held for sale assets as of December 31, 2012), less the write-off of held for sale assets of $220.1 million and estimated costs of the Tysabri Transaction of $40.0 million), net of estimated tax of $500 million (primarily non-cash).  The net gain on the disposal of the Tysabri business will be presented in discontinued operations upon the closing of the Tysabri Transaction.

	(B)	Alkermes Shares Transaction:
	(i)	The adjustment of $169.7 million to cash and cash equivalents reflects the net cash proceeds from the Alkermes Shares Transaction.
(ii)
The adjustment to investment securities-current reflects the disposal of the Alkermes shares sold in the Alkermes Shares Transaction, which had a carrying value of $143.5 million as of December 31, 2012.  The adjustment to accumulated surplus of $43.2 million reflects the net proceeds from the Alkermes Shares Transaction of $169.7 million, less the carrying value of $143.5 million, plus $17.0 million of previously unrealized gains related to the Alkermes shares that were sold in the Alkermes Shares Transaction.  The $17.0 million adjustment is also reflected as an increase in accumulated other comprehensive loss as of December 31, 2012.  The net gain on the sale of the 7.75 million Alkermes shares of $43.4 million (and any related income tax expense) is non-recurring; therefore, the net gain has not been included in the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2012.

	(C)	Share Repurchase:
(i)
The adjustment to cash and cash equivalents reflects the repurchase of Elan Corporation, plc Ordinary Shares for a total of $1.0 billion, and estimated associated transaction costs of $5.0 million. The adjustments to ordinary shares of $5.0 million and accumulated surplus of $1.0 billion reflect the cancellation of the Elan Corporation, plc Ordinary Shares after the repurchase, and are based on an assumed tender offer purchase price of $13.00 per share for all of the repurchased Ordinary Shares, and estimated transaction costs of $5.0 million.

	(D)	Debt Redemption:
(i)
The adjustments to net interest expense reflect the interest cost savings, and amortization of debt financing costs and original issue discount savings, assuming all of the 8.75% Senior Fixed Rate Notes due 2016 (the “8.75% Notes”) were redeemed on January 1, 2012 and the 6.25% Notes were subsequently not issued. The total interest cost savings relating to the redemption of the 8.75% Notes and the 6.25% Notes are $51.9 million. The remaining savings of $3.1 million relate to the amortization of deferred financing costs and original issue discount related to these notes.

(ii)
The adjustment to the income tax benefit consists of a $6.9 million decrease, reflecting the tax effect of the pro forma income statement adjustments, calculated at the Irish statutory tax rate of 12.5%.

(iii)
The pro forma adjustments reflect the repayment of the $600.0 million of aggregate principal amount of the 6.25% Notes, the payment of a make-whole redemption premium of $115.4 million, accrued interest of $9.3 million and estimated transaction costs of $5.0 million, and the write-off of deferred transaction costs related to the 6.25% Notes of $11.8 million. The pro forma consolidated income statement does not reflect the make-whole redemption premium, the transaction costs and the write-off of deferred transaction costs as these are non-recurring items.

(3)	Pro forma basic and diluted net loss per share-continuing operations for the year ended December 31, 2012 was $0.89, which assumes pro forma weighted-average shares outstanding of 515.5 million. The pro forma weighted average shares outstanding of 515.5 million was calculated as 592.4 million shares (the denominator used in the computation of basic and diluted net loss per share-continuing operations for the year ended December 31, 2012, as extracted from the audited Consolidated Statement of Operations for the year ended December 31, 2012), less 76.9 million shares, which is the assumed number of Ordinary Shares that would be cancelled in connection with the Share Repurchase based on the aggregate repurchase amount of $1.0 billion and an assumed tender offer purchase price of $13.00 per share.